April 15, 2016
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7561
United States

Ladies and Gentlemen:

We have read Item 16F of Form 20-F dated April 15, 2016 of Aluminum Corporation of China Limited and are in agreement with the statements contained in the first, second, and third paragraphs on page 127 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Ernst & Young
Hong Kong